

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2013

Via E-mail
Andrew Whipple
Chief Financial Officer
Zoltek Companies, Inc.
3101 McKelvey Road
St. Louis, MO 63044

> **Re: Zoltek Companies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 29, 2013**
> **Response dated November 20, 2013**
> **File No. 000-20600**

Dear Mr. Whipple:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Opinion of Zoltek's Financial Advisor, page 34

1.   We will continue to evaluate your responses to prior comments 2 and 3 after you file a revised preliminary proxy statement containing the disclosure mentioned in your response.

Zoltek Summary Internal Consolidated Financial Forecast, page 42

2.   We note your response to prior comment 4 and your disclosure regarding the discounted cash flow analysis beginning on page 39. Please disclose the financial projections relied on by the financial advisor when preparing its analyses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement <u>from the company</u> acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Andrew J. Klinghammer, Esq.
Thompson Coburn LLP